Able View Global Inc.

Floor 16, Dushi Headquarters Building

No. 168, Middle Xizang Road

Shanghai, 200001

People’s Republic of China

February 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Eddie Kim

Re:	Able View Global Inc.

Registration Statement on Form F-3

File No. 333-284994

Gentlemen:

Able View Global Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time on Thursday, February 27, 2025, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at dennis.tang@ableview.hk or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

Able View Global Inc.

By:	/s/ Jing Tang
Name:	Jing Tang
Title:	Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.